                                                            File No. _______

                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549



                                 FORM U-3A-2



 Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the

        Provisions of the Public Utility Holding Company Act of 1935



                    To be Filed Annually Prior to March 1



                         --------------------------



                        UNISOURCE ENERGY CORPORATION



hereby files with the Securities and Exchange Commission, pursuant to Rule

2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1.   Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

  UniSource Energy Corporation ("UniSource") was incorporated under the laws of the State of Arizona and is a holding company organized to acquire and hold the securities of other corporations.  On January 1, 1998, UniSource and Tucson Electric Power Company ("TEP") completed a statutory share exchange  (the "Share Exchange"), pursuant to which the outstanding common stock of TEP was exchanged, on a share-for-share basis, for shares of

UniSource common stock, no par value.  As a result of the Share Exchange,

TEP became, and is now, a wholly-owned subsidiary of UniSource.

  Following the Share Exchange, UniSource acquired from TEP all of the outstanding stock of MEH Corporation.

  UniSource controls, directly or indirectly, fifty percent (50%) or more of the "voting securities" of the following subsidiaries:

  I. TEP was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of UniSource.  TEP was organized as an operating public utility engaged in the generation, purchase, transmission,

distribution and sale of electricity to retail customers in the City of

Tucson, Arizona, and the surrounding area and to wholesale customers.  TEP holds the stock of Escavada Company, San Carlos Resources Inc. ("San

Carlos"), Sierrita Resources Inc., Tucson Resources Inc. and Tucsonel Inc.

     A.  Escavada Company was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of TEP engaged in the business of maintaining miscellaneous assets and property.

     B.  San Carlos was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of TEP.  San Carlos holds the title to Unit

No. 2 of the Springerville Generating Station, a generating facility in commercial operation located in Apache County, Arizona, and is the lessee,

jointly and severally with TEP, of an undivided one-half interest in all facilities and personal property used in common between Unit No. 1 and Unit

No. 2 of the Springerville Generating Station.  San Carlos is not the

operator of Unit No. 2 or any of such common facilities.

     C.  Sierrita Resources Inc. was incorporated under the laws of the State of

Delaware and is a wholly-owned subsidiary of TEP.  Sierrita Resources Inc.

was formed primarily to invest in financial assets.

         1.    Santa Cruz Resources Inc. was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of Sierrita Resources

Inc.  Santa Cruz Resources Inc. holds an investment in a financial service company.

     D.  Tucson Resources Inc. was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of TEP.  Tucson Resources Inc.

was organized primarily to invest in financial assets.

         1.    Sabino Investing Inc. was incorporated under the laws of the

State of Delaware and is a wholly-owned subsidiary of Tucson Resources Inc.

Sabino Investing Inc. holds certain real estate assets.

     E.  Tucsonel Inc. was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of TEP.  Tucsonel Inc. is presently inactive.

  II. MEH Corporation was incorporated under the laws of the State of

Arizona and is a wholly-owned subsidiary of UniSource.  MEH Corporation was organized to hold the stock of Advanced Energy Technologies, Inc.,

Millennium Energy Holdings, Inc., Nations Energy Corporation and Southwest

Energy Solutions, Inc.

     A.  Advanced Energy Technologies, Inc. (formerly known as TEP Solar

Energy Corporation) was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of MEH Corporation.  Advanced Energy

Technologies, Inc. was organized to develop certain distributed energy projects, as well as renewable energy sources.

         1.    Global Solar Energy, L.L.C. was formed under the laws of the

State of Arizona and is fifty percent (50%) owned by Advanced Energy

Technologies, Inc.  Global Solar Energy, L.L.C. was organized for the purpose of engaging in the manufacture and sale of thin film photovoltaic modules for distributed energy applications.

     B.  Millennium Energy Holdings, Inc. was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of MEH Corporation.

Millennium Energy Holdings, Inc. was organized to hold UniSource's interest in New Energy Ventures, L.L.C.

         1.    New Energy Ventures, L.L.C. was formed under the laws of the

State of Arizona and is fifty percent (50%) owned by Millennium Energy

Holdings, Inc.  New Energy Ventures, L.L.C. was organized for the purpose of being a buyer's agent that unites major energy consumers to secure the lowest cost and most reliable electricity supplies available.

          a.   NEV California, L.L.C. was formed under the laws of the State of Arizona and is a wholly-owned subsidiary of New Energy Ventures, L.L.C.

NEV California, L.L.C. was organized for the purpose of being a buyer's agent that unites major energy consumers to secure the lowest cost and most reliable electricity supplies available.

          b.   NEV East, L.L.C. was formed under the laws of the State of

Arizona and is a wholly-owned subsidiary of New Energy Ventures, L.L.C.  NEV

East, L.L.C. was organized for the purpose of being a buyer's agent that unites major energy consumers to secure the lowest cost and most reliable electricity supplies available.

          c.   NEV Midwest, L.L.C. was formed under the laws of the State of

Arizona and is a wholly-owned subsidiary of New Energy Ventures, L.L.C.  NEV

Midwest, L.L.C. was organized for the purpose of being a buyer's agent that unites major energy consumers to secure the lowest cost and most reliable electricity supplies available.

          d.   NEV Technologies, L.L.C. was formed under the laws of the

State of Arizona and is a wholly-owned subsidiary of New Energy Ventures,

L.L.C.  NEV Technologies, L.L.C. was organized to market, own and operate distributed generation systems.  NEV Technologies, L.L.C. does not currently own or operate any distributed generation systems.

     C.  Nations Energy Corporation was incorporated under the laws of the

State of Arizona and is a wholly-owned subsidiary of MEH Corporation.

Nations Energy Corporation was organized to develop and invest in independent power projects, including QFs, EWGs and FUCOs, located in the

United States and abroad.

         1.    Nations-Colorado Energy Corporation was incorporated under the laws of the State of Delaware and is a wholly-owned subsidiary of

Nations Energy Corporation.  Nations-Colorado Energy Corporation holds a general and limited partnership interest in a partnership which in turn owns and operates an electric and thermal energy generating facility serving

Coors Brewing Company in Golden, Colorado.  The facility is a "qualifying facility" under the Public Utility Regulatory Policies Act of 1978.

         2.    Nations Energy Holland Holding B.V. was formed under the laws of the Netherlands and is a wholly-owned subsidiary of Nations Energy

Corporation.  Nations Energy Holland Holding B.V. was organized for the purpose of investing in international independent power projects.

          a.   Nations Kladno B.V. was formed under the laws of the

Netherlands and is a wholly-owned subsidiary of Nations Energy Holland

Holding B.V.  Nations Kladno B.V. was organized for the purpose of holding an interest in an independent power project in the Czech Republic.

          b.   Nations Kladno II B.V. was formed under the laws of the

Netherlands and is a wholly-owned subsidiary of Nations Energy Holland Holding

B.V.  Nations Kladno II B.V. was organized for the purpose of holding an interest in an independent power project in the Czech Republic.

     3.   Nations International Ltd. was incorporated under the laws of the

Cayman Islands and is a wholly-owned subsidiary of Nations Energy

Corporation.  Nations International Ltd. was organized for the purpose of investing in international independent power projects.

       a.   Biomasa Generacion, S. de R.L. de C.V. was formed under the laws of

Honduras and is ninety-one percent (91%) owned by Nations International Ltd.

Biomasa Generacion, S. de R.L. de C.V. was organized for the purpose of developing and owning biomass-fueled non-utility generating projects in

Honduras.  At the appropriate time, Biomasa Generacion, S. de R.L. de C.V.

anticipates filing an EWG or foreign utility company application for any such projects that are constructed in Honduras.

       b.   Nations BioGen Ltd. was incorporated under the laws of the Cayman

Islands and is a wholly-owned subsidiary of Nations International Ltd.

Nations BioGen Ltd. was organized for the purpose of investing in international independent power projects.

       c.   Nations Curacao Ltd. was incorporated under the laws of the Cayman

Islands and is a wholly-owned subsidiary of Nations International Ltd.

Nations Curacao Ltd. was organized for the purpose of investing in international independent power projects.

       d.  Suministradora de Materials Organicos, S.R.L. de C.V. was formed under the laws of Honduras and is ninety-one percent (91%) owned by Nations

International Ltd.  Suministradora de Materials Organicos, S.R.L. de C.V.

was organized for the purpose of administering fuel supply to biomass projects in Honduras.

     D.  Southwest Energy Solutions, Inc. was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of MEH Corporation.

Southwest Energy Solutions, Inc. was organized for the purpose of supplying a variety of ancillary "beyond the meter" energy products and services to retail electric customers.

         1.    SWPP Investment Company was incorporated under the laws of the State of Arizona and is a wholly-owned subsidiary of Southwest Energy

Solutions, Inc.  SWPP Investment Company was organized for the purpose of manufacturing and selling concrete utility products.

          a.   Sentinel Concrete Utility Poles, L.L.C. was formed under the laws of the State of Arizona and is fifty percent (50%) owned by SWPP

Investment Company.  Sentinel Concrete Utility Poles, L.L.C. was organized for the purpose of marketing and distributing concrete utility poles and products.

          b.   SWPP International Ltd. was incorporated under the laws of the Cayman Islands and is a wholly-owned subsidiary of SWPP Investment

Company.  SWPP International Ltd. was organized to invest in a Mexican joint venture(s) related to the manufacturing and selling of concrete utility poles.

            (1)    Productos de Concreto Internacionales, S. de R.L. de

C.V. was formed under the laws of Mexico and is fifty percent (50%) owned by

SWPP International Ltd.  Productos de Concreto Internacionales, S. de R.L.

de C.V. was organized for the purpose of manufacturing and selling of concrete utility poles and products.

  UniSource controls, directly or indirectly, less than ten percent (10%) of the "voting securities" of the following companies:  None.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production,

  transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

  UniSource does not directly own any property used for the generation,

transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas.

  As of December 31, 1997, TEP owned or participated in an overhead electric transmission and distribution system consisting of 511 circuit-miles of 500

kV lines, 1,122 circuit-miles of 345 kV lines, 350 circuit-miles of 138 kV lines, 440 circuit-miles of 46 kV lines and 9,643 circuit-miles of lower voltage primary lines.  The underground electric distribution system is comprised of 5,071 cable miles.  Approximately twenty-four percent (24%) of the poles upon which the lower voltage lines are located are not owned by

TEP.  Electric substation capacity associated with the above-described electric system consisted of 173 substations with a total installed transformer capacity of 5,329,605 kVA.  The above facilities are all located in Arizona except for certain transmission lines consisting of 560 circuit-

miles of 345 kV in which TEP has a fractional undivided interest and which are located in the State of New Mexico and deliver electric energy to TEP's

Arizona transmission lines at the Arizona-New Mexico border.



  Except as otherwise noted, TEP owns or has a leasehold interest in the following generating stations:

                                          Net
    Generating                        Capability  Operating   TEP's   Share
       Source           Location           MW       Agent       %      MW
------------------  ----------------   --------   --------   ------- -------

San Juan Station #1 Farmington, NM        316        PNM    50.0         158
San Juan Station #2 Farmington, NM        312        PNM    50.0         156
Navajo Station #1   Page, AZ              750        SRP    7.5           56
Navajo Station #2   Page, AZ              750        SRP    7.5           56
Navajo Station #3   Page, AZ              750        SRP    7.5           56
Four Corners
Station #4          Farmington, NM        784        APS    7.0           55
Four Corners
Station #5          Farmington, NM        784        APS    7.0           55
Irvington Station   Tucson, AZ            422        TEP    100.0        422
Internal Combustion
Turbines            Tucson, AZ            218        TEP    100.0        218
Springerville
Generating
Station #1          Springerville, AZ     380        TEP    100.0        380
Springerville
Generating
Station #2 1        Springerville, AZ     380        TEP    100.0        380

                                                              TOTAL      1,992



(1) Title to Springerville #2 is held by San Carlos




  The electric generating stations, TEP's general office building, operating headquarters, the warehouse, service center and the electric distribution and electric transmission facilities owned by TEP are located in Arizona,

except as otherwise noted.  TEP, individually and in conjunction with Public

Service Company of New Mexico in connection with the San Juan Station, has acquired easements and leases for transmission lines and a water diversion facility located on the Navajo Indian Reservation.  TEP has also acquired easements for transmission facilities, related to the San Juan and Navajo

Generating Stations, across the Zuni, Navajo and Tohono O'Odham Indian

Reservations.

  Various undivided interests in the common facilities at the Irvington

Generating Station which serve Unit 4 were sold and are leased back by TEP.

  The fifty percent (50%) undivided interest of San Carlos in the common facilities at the Springerville Generating Station were sold by San Carlos and leased back by TEP and San Carlos, jointly and severally.  The coal-

handling facilities at the Springerville Generating Station were sold and are leased back by TEP.  Effective December 15, 1992, TEP assumed the obligation of Century Power Corporation as Lessee under a sale and leaseback of Springerville Unit 1 and an undivided fifty percent (50%) interest in the facilities common to Unit 1 and Unit 2.  San Carlos holds title to Unit 2 of the Springerville Generating Station.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

  a. Number of kWh of electric energy sold (at retail or wholesale), and

Mcf of natural or manufactured gas distributed at retail.

                         Electricity               Gas
                  -----------------------  ------------------
UniSource                    None                 None
TEP                     10,899,868,000            None
San Carlos                   None                 None


  b. Number of kWh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State in which each company is organized.

     None.



  c. Number of kWh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                          Electricity               Gas
                  ------------------------  ------------------
UniSource                    None                  None
TEP                      2,189,832,000             None
San Carlos                   None                  None


  d. Number of kWh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                          Electricity               Gas
                  ------------------------  ------------------
UniSource                    None                  None
TEP                      1,157,025,000             None
San Carlos                   None                  None


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

  a. Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     Inapplicable.

  b. Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     Inapplicable.

  c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     Inapplicable.

  d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     Inapplicable.

  e. Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

     Inapplicable.







                                  EXHIBIT A



  A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

  UniSource became the holding company of TEP pursuant to a statutory share exchange effective January 1, 1998.  Due to the proximity of the date of this filing to December 31, 1997, financial statements as at, and for periods ended on, that date are not yet available.  The claimant hereby undertakes to file required financials statement by amendment prior to March

1, 1998.

  The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of January, 1998.



                         UNISOURCE ENERGY CORPORATION



                         By:  Karen G. Kissinger

                         ---------------------------------------------

                              Karen G. Kissinger

                              Vice President & Controller



CORPORATE SEAL



Attest:



---------------------------





Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed: Dennis R. Nelson, Vice

President, General Counsel and Corporate Secretary, UniSource Energy

Corporation, 220 West Sixth Street, Tucson, Arizona 85701.







                                  EXHIBIT B



  The claimant hereby undertakes to file the required Financial Data

Schedule by amendment prior to March 1, 1998.


                                  EXHIBIT C



  An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

  Not applicable.